April 10, 2008

via EDGAR

Mr. Daniel Gordon

Branch Chief

United States Securities and

    Exchange Commission

Washington, D.C. 20549

Re:	Rayonier Inc.
Form 10-K for the year ended December 31, 2007
Filed February 28, 2008
File No. 1-06780

Dear Mr. Gordon:

The following is in response to your letter dated March 31, 2008 regarding the review of Rayonier’s 2007 Form 10-K.

Notes to Consolidated Financial Statements, page F-7

Note 2 – Summary of Significant Accounting Policies, page F-8

1.	You disclose your accounting policy is to expense environmental costs related to ongoing businesses resulting from current operations and accrue liabilities related to dispositions or discontinued operations. Please tell us whether you have identified any environmental remediation obligations related to ongoing businesses and whether you have accrued for such liabilities in accordance with paragraph 9 of SFAS 5.

At December 31, 2007 we have accrued a total of $66,000 of environmental remediation liabilities relating to our ongoing businesses in accordance with paragraph 9 of SFAS 5. Since this amount is deminimus, we do not disclose it or the nature of the accrual and do not believe that disclosure of this information is necessary in order for the financial statements not to be misleading.

2.	Please indicate in future filings whether you accrue for environmental liabilities on a discounted or undiscounted basis. To the extent that you utilize present-value measurement techniques, disclose at a minimum the discount rate used, the expected aggregate undiscounted amount, expected payments for each of the five succeeding years and the aggregate amount thereafter, and a reconciliation of the expected aggregate undiscounted amount to amounts recognized in the balance sheet. For reference see SAB Topic 5:Y.

We account for environmental liabilities on an undiscounted basis. In future filings, we will add this sentence to Note 2 – Summary of Significant Accounting Policies, Environmental Costs.

We trust that we have adequately responded to your requests with regard to the foregoing items. In addition, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or if additional information is needed.

Sincerely,

/s/ Hans E. Vanden Noort
Hans E. Vanden Noort
Senior Vice President and Chief Financial Officer